1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

February 15, 2013

Via Federal Express and EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Aurizon Mines Ltd.

Schedule TO-T/A (amd. 6) filed February 7, 2013

Filed by Alamos Gold Inc.

SEC File No. 5-78974

Dear Ms. Chalk:

On behalf of our client, Alamos Gold Inc. (“Alamos”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of February 14, 2013 (the “Comment Letter”) to us with respect to Alamos’ Tender Offer Statement on Schedule TO (the “Schedule TO”) relating to Alamos’ tender offer (the “Offer”) for all of the issued and outstanding common shares (the “Common Shares”) of Aurizon Mines Ltd. (“Aurizon”).

On the date hereof, Alamos is filing Amendment No. 8 to the Schedule TO (“Amendment No. 8”) and Amendment No. 2 to its Registration Statement on Form F-10 relating to the registration of its common shares (the “Alamos Shares”) being offered under the Offer under Section 5 of the Securities Act of 1933, as amended, in each case, incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter, along with four copies of Amendment No. 8. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided Alamos’ responses immediately following each numbered comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in the Offer and Circular dated January 14, 2013 filed as Exhibit (a)(1)(i) to the Schedule TO (the “Circular”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Circular.

The following are Alamos’ responses to the Comment Letter:

Schedule TO-T/A

General

1.	As you know, we are continuing to consider your revised exemptive request letter. The processing of that letter may impact the offer structure and, depending on whether the requested relief is granted, may require changes to the disclosure in the Directors’ Circular. Please confirm your understanding.

Response.

We respectfully confirm our understanding of the Staff’s position in Comment No. 1.

2.	Refer to response 4 in your letter dated February 7, 2013. In your announcement extending the offer or providing a subsequent offering period and revealing the number of shares tendered to date, tell us whether you will disclose the total number of shares and cash issued to date. Given the caps on the total cash and shares available for issuance, and the fact that the pro ration pools for cash and shares will vary for the initial and subsequent offering periods, it may be helpful for remaining holders to know this information. We may have further comment.

Response.

In response to the Staff’s comment, Alamos confirms that it will include the total number of Alamos Shares and cash issued to date in any announcement extending the Offer or providing a subsequent offering period.

3.	Refer to response 9 in your letter dated February 7, 2013. Please revise the Directors’ Circular to indicate that Alamos does not deem Condition (b) to be triggered by Aurizon’s rejection of the offer or its adoption of the Rights Plan.

Response.

In response to the Staff’s comment, Alamos has revised the disclosure on page 12.

4.	Refer to response 14 in your letter dated February 7, 2013. Your response indicates that with respect to a follow on transaction to acquire shares not tendered into the offer, you will register the shares issued under Section 5 or rely on the Rule 802 exemption from the registration requirements of Section 5 if available. If Alamos consummates the offer, please confirm your understanding that the shares Alamos owns must be excluded from the calculation of U.S. ownership for purposes of determining eligibility to rely on Rule 802. See Rule 800(h)(2). As you know, if the offer is consummated, Alamos will hold at least two-thirds of the outstanding Aurizon shares.

Response.

We respectfully confirm our understanding of the Staff’s position in Comment No. 4.

*    *    *

On behalf of our client, Alamos Gold Inc., we hereby confirm to you that Alamos acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880- 6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Yours truly,

/s/ Mile T. Kurta

(Enclosure)

cc:	Matthew Howorth (Alamos Gold Inc.)

Kevin M. Morris

Andrew J. Beck

Adam S. Armstrong (Torys LLP)